UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Favrille, Inc.

(Name of Issuer)

Common Stock  ($0.001 par value)

(Title of Class of Securities)

312088 40 4

(CUSIP Number)

William Blair Capital Partners VII QP, L.P.

303 West Madison Street, Suite 2500

Chicago, Illinois 60606

Attention: Arda Minocherhomjee

(312) 698-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Blair Capital Partners VII QP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,961,656(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,961,656(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,961,656 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) PN

(1)           Includes 312,737 shares issuable upon the exercise of warrants exercisable within 60 days of the date hereof.

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Blair Capital Partners VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,961,656(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,961,656(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,961,656 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) PN

(1)           Includes 312,737 shares issuable upon the exercise of warrants exercisable within 60 days of the date hereof.

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Blair Capital Management VII, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,961,656(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,961,656(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,961,656 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) OO

(1)           Includes 312,737 shares issuable upon the exercise of warrants exercisable within 60 days of the date hereof.

CUSIP No. 312088 40 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Blair Capital Management VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,961,656(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,961,656(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,961,656 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%

14.	Type of Reporting Person (See Instructions) PN

(1)           Includes 312,737 shares issuable upon the exercise of warrants exercisable within 60 days of the date hereof.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), issued by Favrille, Inc., a Delaware corporation (“Favrille” or the “Issuer”), which has its principal executive office at 10421 Pacific Center Court, Suite 150, San Diego, CA  92121.

William Blair Capital Partners VII QP, L.P., a Delaware limited partnership (“WBQP”) and William Blair Capital Partners VII, L.P., a Delaware limited partnership (“WBCP”) acquired the Common Stock requiring the filing of this Schedule 13D through the purchase of shares of common stock and warrants to purchase shares of common stock, pursuant to a Securities Purchase Agreement dated as of March 6, 2006, between certain investors and Favrille (the “Purchase Agreement”).

Item 2.	Identity and Background

(a) – (c)  This Statement is being jointly filed on behalf of each of WBQP, WBCP, William Blair Capital Management VII, L.P., a Delaware limited partnership  (“WBCM”) and William Blair Capital Management VII, L.L.C., a Delaware limited liability company (“WBLLC”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”).  The foregoing entities are collectively referred to as the “Reporting Persons.”  The Reporting Persons are private equity and investment management firms.

WBCM is the general partner of WBQP and WBCP.  WBLLC is the general partner of WBCM.  WBCM and WBLLC are in the principal business of providing management and consulting services to WBQP and WBCP.  WBCM and WBLLC may be deemed to have indirect beneficial ownership of the shares of Favrille owned by WBQP and WBCP.

The members of the Board of Managers of WBLLC are Timothy Burke, John Ettelson, Robert D. Blank, David G. Chandler, Arda Minocherhomjee, Timothy M. Murray and Robert Healy (collectively, the “Managers”).  Each of the Managers is in the principal business of acting as a manager and principal of WBLLC and other affiliated entities of William Blair & Company.  Each of the Managers hereby disclaims beneficial ownership of shares of Favrille directly owned by WBQP and WBCP, except to the extent of any indirect pecuniary interest therein.

The business address for each of the Reporting Persons is 303 West Madison Street, Suite 2500, Chicago, IL  60606.

(d)           During the past five years, none of the Reporting Persons, nor to any of the Reporting Persons’ knowledge, any of the Managers named above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons, nor to any of the Reporting Persons’ knowledge, any of the Managers named above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f)            Reference is made to Row 6 of the cover pages for the place of organization of each of the Reporting Persons.  Each of the Managers is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Purchase Agreement, WBQP and WBCP purchased 860,377 shares and 33,159 shares, respectively, of the Common Stock of the Issuer (the “Shares”) on March 7, 2006, at a price of $5.26 per share, together with associated warrants (the “Warrants”) to purchase 301,132 shares and 11,605 shares, respectively, of Issuer Common stock at an exercise price of $5.26 per share.  The Warrants will be exercisable until March 7, 2011 (the “Expiration Date”).  In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of share underlying the Warrants having a fair market value equal to the exercise price of the shares being acquired) until and including the Expiration Date).  The applicable per share purchase price and the number of shares issuable upon exercise of the warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications.

The sale of the Shares and the Warrants to WBQP and WBCP was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors.  The closing of the transaction occurred on March 7, 2006.

Prior to entering into the Purchase Agreement, the Reporting Persons beneficially owned a total of 1,669,668 shares of the Issuer’s Common Stock.  These shares were acquired through venture capital investments prior to the Issuer’s initial public offering (“IPO”).  In addition, the Reporting Persons purchased a total of 85,715 shares in the IPO for an aggregate purchase price of approximately $600,000.  The source of the funds for the original purchases of the Preferred Stock and for the purchase of Common Stock at the IPO was the working capital of the Reporting Persons.  No additional consideration was paid in connection with the conversion of the Preferred Stock into Common Stock prior to the IPO.

The funds used by the Reporting Persons to acquire the securities described herein were obtained from capital contributions by their partners from direct capital commitments to the Reporting Persons.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the form of Purchase Agreement and the form of Warrant attached as Exhibits to the Issuer’s Current Report on Form 8-K, filed with the Securities and exchange Commission on March 10, 2006, which agreements are incorporated by reference in their entirety in this Item 3.

Item 4.	Purpose of Transaction

The Reporting Persons agreed to purchase the Shares and the Warrant for investment purposes with the aim of increasing the value of their investments and the Issuer.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons has any plan or proposal relating to or that would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any material change in the Issuer’s business or corporate structure, (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impeded the acquisition of control of the Issuer by any person, (h) a class of securities of the Issuer being delisted from a national securities exchange or casing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Statement is provided as of March 7, 2006:

Name of Entity	Shares Held Directly	Warrants Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership		Percentage of Class(1)
WBQP	2,550,620	301,132	0	2,961,656	0	2,961,656	2,961,656	(2)	10.1%
WBCP	98,299	11,605	0	2,961,656	0	2,961,656	2,961,656	(2)	10.1%
WBCM(3)	0	0	0	2,961,656	0	2,961,656	2,961,656	(2)	10.1%
WBLLC(3)	0	0	0	2,961,656	0	2,961,656	2,961,656	(2)	10.1%

(1)           These percentages are calculated based upon 28,884,356 shares outstanding following the issuance of the shares in the private placement on March 7, 2006.

(2)           Includes an aggregate of 312,737 shares issuable upon the exercise of outstanding warrants exercisable within 60 days.

(3)           WBCM, the general partner of WBQP and WBCP, owns no securities of the Issuer directly.  WBLLC, the general partner of WBCM, owns no securities of the Issuer directly.  The Managers of WBLLC own no securities of the Issuer directly.  Arda Minocherhomjee, a Manager of WBLLC and director of the Issuer, currently holds options to purchase 24,867 shares which are exercisable within 60 days of March 7, 2006.  Only the Board of Managers, acting upon the consent of a majority of the members of the Board at any meeting of the Board where a quorum is present, possesses the right to vote, direct the vote, dispose or direct the disposition of the Common Stock.  No individual has sole power to vote, direct the vote, dispose or direct the disposition of the Common Stock.

By virtue of their potential status as a “group” for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by other members.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

In the past 60 days, none of the Reporting Persons has engaged in any transaction in the classes of securities covered by this statement except for the transactions herein reported.

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

The Reporting Persons have entered into a Schedule 13D Joint Filing Agreement, dated April 10 2006, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.  By their signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of such Reporting Person.  The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Person expressly disclaim that they have agreed to act as a group other than as described in this statement.  Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit A - Schedule 13D Joint Filing Agreement, dated April 10, 2006, by and among WBQP, WBCP, WBCM and WBLLC.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2006

WILLIAM BLAIR CAPITAL PARTNERS VII QP, L.P.

By:	William Blair Capital Management VII, L.P.
Its:	General Partner

	By:	William Blair Capital Management VII, L.L.C.
	Its:	General Partner

	By:	/s/ David Chandler
David Chandler, Managing Director

WILLIAM BLAIR CAPITAL MANAGEMENT VII, L.P.

By:	William Blair Capital Management VII, L.L.C.
Its:	General Partner

	By:	/s/ David Chandler
David Chandler, Managing Director

WILLIAM BLAIR CAPITAL MANAGEMENT VII, L.L.C.

	By:	/s/ David Chandler
David Chandler, Managing Director

WILLIAM BLAIR CAPITAL PARTNERS VII, L.P.

By:	William Blair Capital Management VII, L.P.
Its:	General Partner

	By:	William Blair Capital Management VII, L.L.C.
	Its:	General Partner

	By:	/s/ David Chandler
David Chandler, Managing Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).